UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER:
CUSIP NUMBER: 247368103

(Check one):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR

For the Period Ended:	June 30, 2012

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRATION INFORMATION

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

DELTA APPAREL, INC.
Full Name of Registrant
n/a
Former Name if Applicable
322 S. Main Street
Address of Principle Executive Office (Street and Number)
Greenville, SC 29601
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In response to issues raised internally by a former employee in the Delta Apparel, Inc. Activewear division on August 13, 2012, regarding that division's fiscal year-end financial closing process, the Audit Committee of the Company's Board of Directors has initiated an internal review. The Audit Committee has engaged independent counsel to assist in the review and it is being conducted independent of management. Due to the additional time needed to complete a thorough review in our Activewear division we are unable to timely file our Form 10-K with the U.S. Securities and Exchange Commission for the fiscal year ended June 30, 2012. The Company currently expects to be able to file its Form 10-K for its fiscal year 2012 within the fifteen calendar day period set forth in Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Justin M. Grow	(864)	232-5200
	Name	Area Code	Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

As previously disclosed in connection with the Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on September 6, 2012, the following is an unaudited summary of the operating results of Delta Apparel, Inc. for the fiscal year ended June 30, 2012 ("Fiscal 2012"), as compared to its fiscal year ended July 2, 2011 ("Fiscal 2011").

Net sales for Fiscal 2012 increased approximately 3.0 percent to $489.9 million, from $475.2 million in Fiscal 2011. Fiscal 2012 includes the second quarter $16.2 million inventory markdown in the Basics segment previously disclosed by the Company, which resulted in a net loss for Fiscal 2012 of $2.4 million or $0.29 per diluted share. This compares with net income for Fiscal 2011 of $17.3 million or $1.98 per diluted share.

Gains in net sales for Fiscal 2012, which occurred in both of Delta's business segments, were driven primarily by record revenues in The Game, Junkfood, FunTees and Art Gun businesses. These gains were somewhat offset by Delta's catalog business, which continued to feel the effects of cotton price volatility and customer destocking. While net income continued to recover in the 2012 fourth quarter, it wasn't enough to offset the effects of Delta's second quarter inventory markdown which was necessitated by unprecedented increases in cotton prices.

For the Fiscal 2012 fourth quarter, net sales were $135.4 million, compared with $137.6 million in the Fiscal 2011 fourth quarter. Net income for the Fiscal 2012 fourth quarter was $4.8 million or $0.55 per diluted share, compared to $8.5 million or $0.97 per diluted share in the fourth quarter of Fiscal 2011.

Delta Apparel, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 12, 2012	By:	/s/Justin Grow
Justin Grow
General Counsel

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).